UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 4)

West Fraser Timber Co. Ltd.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

952845105

(CUSIP Number)

Lambros Hajigeorghi

Banasino Investments Limited

Grayoak House

9 Tagmatarchou Pouliou

1101 Ayios Andreas Nicosia, Cyprus

+357 22273860

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 17, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 952845105	Page 1 of 8

1	NAME OF REPORTING PERSONS Banasino Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 8,346,494 (1)
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 8,346,494 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,346,494 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This amount consists of common shares of West Fraser Timber Co. Ltd., a British Columbia corporation (the “Issuer”), directly held by Banasino Investments Limited. Any action by Banasino Investments Limited with respect to the Issuer or the Issuer’s securities directly held by Banasino Investments Limited, including voting and dispositive decisions, are made by a majority of its directors, each of whom is appointed and may be removed by Luda Stiftung, the parent organization of Banasino Investments Limited.

(2)	Percentage ownership is based on an aggregate number of outstanding common shares of 81,273,936 as of December 31, 2022 as disclosed in the Issuer’s Form 40-F filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2023.

CUSIP No. 952845105	Page 2 of 8

1	NAME OF REPORTING PERSONS Luda Stiftung
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Liechtenstein
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 8,346,494 (1)
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 8,346,494 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,346,494 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This amount consists of common shares of the Issuer directly held by Banasino Investments Limited, for which Luda Stiftung may be deemed to be a beneficial owner. Banasino Investments Limited is a wholly-owned direct subsidiary of Luda Stiftung. Luda Stiftung is governed by three board members. Luda Stiftung has the power to appoint and remove directors of Banasino Investments Limited. Any such appointment or removal decision is made by a majority of the board members of Luda Stiftung.

(2)	Percentage ownership is based on an aggregate number of outstanding common shares of 81,273,936 as of December 31, 2022 as disclosed in the Issuer’s Form 40-F filed with the SEC on February 14, 2023.

CUSIP No. 952845105	Page 3 of 8

1	NAME OF REPORTING PERSONS ECCM Bank PLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Malta
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 0 (1)
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 0 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) (See Instructions) BK

(1)	As a result of the acquisition of common shares of the Issuer by Banasino Investments Limited, as described further in Item 3 below, ECCM Bank PLC no longer beneficially owns such common shares and will cease to be a Reporting Person (as defined below) immediately upon the filing of this Amendment No. 4 to Schedule 13D.

CUSIP No. 952845105	Page 4 of 8

EXPLANATORY NOTE

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the original Schedule 13D filed with the SEC by the Reporting Persons on February 3, 2022, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on February 28, 2022, Amendment No. 2 to Schedule 13D filed with the SEC on June 22, 2022, and Amendment No. 3 to Schedule 13D filed with the SEC on November 3, 2022 (as so amended, the “Schedule 13D”) relating to shares of common stock, no par value (the “Common Shares”), of the Issuer.

The information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 4. Capitalized terms used but not defined in this Amendment No. 4 have the respective meanings set forth in the Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended to add the following:

As a result of the acquisition of Common Shares by Banasino Investments Limited, as described in Item 3 below, ECCM Bank PLC no longer beneficially owns Common Shares and will cease to be a Reporting Person immediately upon the filing of this Amendment No. 4. The remaining Reporting Persons will continue filing statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is a party to the Second Joint Filing Agreement, as further described in Item 6 and included as an exhibit to this Amendment No. 4.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended to add the following:

The information set forth in Item 2 and Schedule A of this Amendment No. 4 is hereby incorporated by reference into this Item 3.

On February 17, 2023, Banasino Investments Limited acquired the 315,975 Common Shares directly owned by ECCM Bank PLC for approximately CAD $34,573,984.50. The sources of these funds were the working capital of Banasino Investments Limited.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended to add the following:

The information set forth in Items 2, 3, 5 and 6 of this Amendment No. 4, and in Items 2, 3 and 6 of the Schedule 13D, are hereby incorporated by reference into this Item 4.

The Reporting Persons have engaged in, and continue to engage in, an internal reorganization with respect to the ownership of the Issuer’s shares. As a part of that reorganization, Banasino Investments Limited acquired the 315,975 Common Shares directly owned by ECCM Bank PLC. In the course of the internal reorganization, other entities within Banasino Investment Limited’s corporate structure are expected to acquire beneficial ownership of the shares currently beneficially owned by Banasino Investments Limited and Luda Stiftung.

CUSIP No. 952845105	Page 5 of 8

Except as described in this Item 4, none of the Reporting Persons has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

The information set forth in Items 2, 3 and 4 and the cover pages of this Amendment No. 4, and in Items 2 and 6 of the Schedule 13D, are hereby incorporated by reference into this Item 5.

(a)-(b) The aggregate number and percentage of Common Shares held by the Reporting Persons to which this Schedule 13D relates is 8,346,494 Common Shares, constituting approximately 10.3% of the currently outstanding Common Shares. The percentage of Common Shares is based on an aggregate number of outstanding common shares of 81,273,936 as of December 31, 2022 as disclosed in the Issuer’s Form 40-F filed with the SEC on February 14, 2023.

(i)            Banasino Investments Limited

(a)           As of February 17, 2023, Banasino Investments Limited may be deemed the beneficial owner of 8,346,494 Common Shares, constituting a percentage of approximately 10.3% of the outstanding Common Shares.

(b)           Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 8,346,494 Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 8,346,494 Common Shares

(ii)           Luda Stiftung

(a)           As of February 17, 2023, Luda Stiftung may be deemed the beneficial owner of 8,346,494* Common Shares, constituting a percentage of approximately 10.3% of the outstanding Common Shares.

(b)           Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 8,346,494* Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 8,346,494* Common Shares

* Includes 8,346,494 Common Shares directly held by Banasino Investments Limited

(iii)          ECCM Bank PLC

(a)           As of February 17, 2023, ECCM Bank PLC may be deemed the beneficial owner of 0 Common Shares, constituting a percentage of approximately 0.0% of the outstanding Common Shares.

(b)           Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 0 Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 0 Common Shares

CUSIP No. 952845105	Page 6 of 8

(c)         Schedule A, which is incorporated by reference into this Item 5(c), describes all of the transactions in Common Shares or derivatives relating to Common Shares that were effected in the past 60 days by the Reporting Persons. Except as set forth in Schedule A attached hereto, no reportable transactions were effected by any Reporting Person within the last 60 days.

(d)         Except as set forth herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Shares beneficially owned by the Reporting Persons as described in this Item 5.

(e)         As a result of the acquisition of Common Shares by Banasino Investments Limited, as described in Item 3 above, ECCM Bank PLC ceased to be the beneficial owner of more than five percent of the outstanding Common Shares on February 17, 2023. As a result, ECCM Bank PLC will cease to be a Reporting Person immediately upon the filing of this Amendment No. 4.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended to add the following:

The information set forth in Items 2, 3 and 5, and the cover pages of this Amendment No. 4 is hereby incorporated by reference into this Item 6.

On February 21, 2023, the remaining Reporting Persons entered into the Second Joint Filing Agreement in which they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Second Joint Filing Agreement was entered into solely to restate the Joint Filing Agreement by and among Banasino Investments Limited, Luda Stiftung and ECM Bank PLC dated February 3, 2022, reflecting that ECCM Bank PLC is no longer a beneficial owner of any shares of the Issuer. The Second Joint Filing Agreement is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

Except as otherwise described herein or in connection with the reorganization described in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other persons with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended to add the following exhibit:

99.4	Second Joint Filing Agreement, dated February 21, 2023.

CUSIP No. 952845105	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 21, 2023

BANASINO INVESTMENTS LIMITED

By:	/s/ Michael Ioannou
Name:	Michael Ioannou
Title:	Director

By:	/s/ Lambros George Hajigeorghi
Name:	Lambros George Hajigeorghi
Title:	Director

LUDA STIFTUNG

By:	/s/ Michael Kranz
Name:	Michael Kranz
Title:	Attorney-in-Fact

ECCM BANK PLC

By:	/s/ Jessica Fenech
Name:	Jessica Fenech
Title:	Attorney-in-Fact

By:	/s/ Anthony C. Schembri
Name:	Anthony C. Schembri
Title:	Attorney-in-Fact

CUSIP No. 952845105	Page 8 of 8

SCHEDULE A

Transactions in West Fraser Co. Ltd. Stock Within the Past 60 Days

Name	Trade Date	Buy/Sell/ Exercise	No. of Shares / Quantity	Unit Cost (CAD)	Strike Price	Trade Amount (CAD)	Security	Expiration Date
ECCM Bank PLC	2/17/23	Sell common stock	315,975	109.42	-	34,573,984.50	Common Shares	-
Banasino Investments Limited	2/17/23	Buy common stock	315,975	109.42	-	34,573,984.50	Common Shares	-